Exhibit 99.1

May 23, 2011

Board of Directors
ChinaEDU Corporation
Gehua Tower, Fourth Floor - A
Qinglong Hutong No. 1, Beijing  100007
PRC China

To the Board of Directors of ChinaEDU Corporation:

The New Vernon Aegir Master Fund Ltd. (the “Fund”) and individuals and entities that exercise control over, or may be deemed to be part of a group with, the Fund collectively (“we”) own 1,625,456 ADSs of ChinaEDU Corporation (“CEDU” or the “Company”).

On April 25, 2011 we made a filing on Form 13-D with the United States Securities and Exchange Commission (“SEC”) that stated our intention to evaluate measures to enhance value for all of CEDU’s shareholders.

Since our filing, we have made two requests to CEO Julia Huang to arrange conversations with members of the Company’s board of directors to discuss our concerns.  The Company rejected the first and ignored the second of these requests.  Accordingly, we are directing this communication to the board of directors of the Company.

In short, we do not believe the plan described by management on the Company’s March 15, 2011 earnings conference call will succeed in either building the intrinsic value of the business or attracting the interest of the market.  This plan is reminiscent of management’s past diversification efforts, which have provided poor overall returns for the Company.

Furthermore, we are concerned that management may be tempted to use the Company’s excess cash balance as it reaches for new sources of growth.  If this cash is squandered in the speculative pursuit of new business or on questionable acquisitions, shareholders will be harmed.

Subsequent to our 13-D filing, we have been in contact with a number of significant shareholders of CEDU.  Based on these conversations, it appears other shareholders representing a substantial percentage of the Company’s outstanding shares have at various times in the past separately expressed similar concerns to Ms. Huang.  We do not know if the board is aware of our request to speak with the board or the views  of other shareholders which previously have been communicated to Ms. Huang.

Surely you are aware that CEDU’s stock has significantly underperformed the market and leading Chinese education stocks since mid-2009.  We believe it is time for the board to take the Company in a different direction.
We would like the board to form a non-executive committee to engage advisors and explore measures to deliver value and liquidity to the shareholders of CEDU.  In addition to considering the sale of CEDU, these advisors should evaluate the outright sale or sale-leaseback of the Company’s real estate holdings and payment of an extraordinary dividend funded with the excess cash on the balance sheet and proceeds of such a real estate transaction.

In addition, we specifically request the opportunity to discuss these matters with the board before or in conjunction with the Company’s upcoming board meeting.

Sincerely,

/s/ Trent Stedman
Trent Stedman